Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-220372
April 24, 2018

HANCOCK JAFFE LABORATORIES



THE FUTURE OF VASCULAR AND CARDIOTHORACIC SURGERY







Presentation

April 24, 2018

Forward-Looking Statements and Free Writing Prospectus Statement

This presentation contains forward-looking statements that are based on the beliefs and assumptions of the management team of Hancock Jaffe Laboratories, Inc. ("HJL"), and on information currently available to such management team. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond HJL's and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of HJL for future operations, are forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of HJL and HJL's industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. HJL undertakes no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations.

Unless otherwise indicated, information contained in this presentation concerning HJL's industry and the markets in which it operates, including its general expectations and market opportunity and market size, is based on information from various sources, including independent industry publications. In presenting this information, HJL has also made assumptions based on such data and other similar sources, and on HJL's knowledge of, and its experience to date in, the markets for its product candidates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The industry in which HJL operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by HJL.

This presentation uses HJL's registered trademarks and trade names, such as VenoValve® and CoreoGraft®. This presentation also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this presentation appear without the ® and ™ symbols, but those references are not intended to indicate that HJL will not assert, to the fullest extent under applicable law, its rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. HJL does not intend its use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of HJL by, any other companies.

Any offering of securities will only be made by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission ("SEC"), after such registration statement becomes effective. No such registration statement has become effective, as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

HJL has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents HJL has filed with the SEC for more complete information about HJL and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HJL, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling Network 1 Financial Securities, Inc. toll-free at 1-(800) 886-7007 or via e-mail at info@netw1.com. The registration statement including the preliminary prospectus may also be accessed at: https://www.sec.gov/Archives/edgar/data/1661053/000149315218005159/0001493152-18-005159-index.htm

Hancock Jaffe Laboratories Overview

- Hancock Jaffe Labs founded in 1999 by Warren Hancock and Norman Jaffe
- 14,000 sq. ft. FDA certified facility in Irvine, CA for manufacturing and shipping Class 3 medical devices
- Current team associated with multiple FDA approved products



HJLI: 3 Cardiovascular Product Candidates

VenoValve	• Bioprosthetic valve for chronic venous insufficiency (CVI) • One of the largest unmet medical curative markets • Deep Vein CVI - no known cures or effective treatments
CoreoGraft	• Off-the-shelf Coronary Artery Bypass Graft (CABG) • Mitigates the need for harvesting veins and arteries • Potentially reduces failures and risks
Heart Valve	• Functionality appropriate for pediatric/adolescent market • Blood flow equivalent to a heart valve 2-3 sizes larger • Reduce surgical interventions

Product Candidate #1: VenoValve Chronic Venous Insufficiency

- Approximately 20 million people in the U.S. suffer from varicose veins
- Approximately 400,000 people in the U.S. are afflicted with deep vein thrombosis
- Varicose veins and deep vein thrombosis are both precursors to Chronic Venous Insufficiency (CVI)
- Approximately 4.5 million people in the U.S. suffer from lower limb CVI



Ref: Kahn Circulation October 2014

Lower Leg - Chronic Venous Insufficiency





- When valves in the deep vein system function normally, muscle compressions move blood up the leg and through the valves as blood returns to the heart
- Reflux occurs when valves malfunction, causing blood to flow in the opposite direction and blood to pool in the lower limbs and feet
- As blood pools, veins become enlarged, resulting in discoloration, sores, pain, and decreased mobility
- Blood clots can form around incompetent valves and travel to the lungs as pressure builds

Chronic Venous Insufficiency

“Chronic venous insufficiency afflicts almost twice as many people as all cardiovascular diseases combined, and six times more than those with diabetes. It is one of our most prevalent diseases. However, CVD is significantly, underestimated, underdiagnosed and undertreated”

Mary L. Yost, President, Sage Group Consulting


THE SAGE GROUP

Research and Consulting

Peripheral Artery and Vein Disease

Chronic Venous Disease (CVD) Epidemiology, Costs and Consequences

Product Candidate #2: CoreoGraft

- CABG is one of the most common cardiac surgical procedures worldwide
- Approximately 150,000 annual CABG procedures performed in the U.S.
- Approximately 375,000 bypass grafts
- Bypass graft harvest remains the most invasive and complication prone aspect of minimally invasive bypass procedures


Coronary artery bypass graft (CABG)
Aorta
Bypass grafts
Blocked coronary arteries
Heart

Bypass Graft Failure Rates*

1 year	10% to 20% of vein grafts fail
1 – 5 years	15% to 30% of vein grafts fail
6 – 10 years	30% to 45% of vein grafts fail
At 10 years	About 50% fail

*Sabik, Joseph. Understanding Saphenous Vein Patency. Circulation 2011: 273-275

CoreoGraft

- Eliminates one surgical procedure and harvest team
- Reduces time and cost of procedure
- Potential reduction of complications
- Allows for more complete re-vascularization

CoreoGraft: Anecdotal Results

26 bioprostheses implanted as coronary artery bypass grafts in 24 patients requiring a complete myocardial re-vascularization subsequent to hospital admission





- CoreoGraft was used when it was determined that adequate or suitable autologous conduits were not available as a consequence of prior use, vascular pathology or contraindication associated with a comorbid condition
- CoreoGraft length was appropriate for all bypass requirements allowing exact trimming to the individually required length
- The "feel" and suturing quality of the graft are mimetic of mammary arteries and requires no special suture considerations beyond those commonly used for autologous grafts

Product Candidate #3: Bio-prosthetic Heart Valve

- Developed in conjunction with ISO 5840
- Mitrial/Aortic valve replacement
- Blood flow equivalent to a valve 2-3x sizes larger
- Design allows the leaflets to fully open at even low or resting cardiac outputs
- Substantial increase of the Effective Orifice Area (EOA) in comparison to other devices




2:49:58PM

Heart Valve: Potential for Adolescent Market



- Single suture line for attachment to annulus for an uninterrupted flow plane
- No external support structures to maintain valve geometry and function
- Reduce patient prosthesis mismatch resulting in fewer surgeries
- Increase quality of life for active lifestyle

HJL: Product Candidates Potential Market Size (U.S. only)


VenoValve*
$50B
CoreoGraft**
$2.25B
Adolescent Heart Valve***
$875M

*Validity of International Classification of Diseases, Ninth Revision, Clinical modification codes for estimating the prevalence of Venous Ulcers; Gloviczki et al, Journal of Vascular Surgery 2014. Assumes price of $9,500 per valve and estimated 4.5 million CVI patients in the U.S.

**Evolution of Coronary Revascularization Markets, Advanced Medical Technologies 2016. Assumes estimated 150,000 CABG surgeries per year, 2.5 grafts per patient, $6,000 per graft

***Understanding your risk for congenital heart defects, American Heart Association 2017. Adolescent market only. Assumes price of $17,500 per valve and approximately 50,000 pediatric surgeries in the U.S. per year.

Management, Board, and Advisors

Senior Management

Robert Berman - CEO: 25+ years of multi-industry experience. Most recently CEO ITUS Corporation – Nasdaq listed liquid biopsy company. JD Northwestern Pritzker School of Law, B.S. Wharton School, University of Pennsylvania.

William Abbott - CFO: 30+ years in multi-industry int'l public companies; former SVP and CFO Cardiogenesis Corp. a cardiovascular TMR company; former Controller and Treasurer Newport Corp. BS Accounting Fairfield University, MBA Pepperdine University

Marc Glickman, M.D. - CMO: 30+ year vascular surgeon; former President of Vascular Access Society of Americas; instrumental in FDA approval of many medical devices

Sue Montoya - EVP Operations, Quality and Regulatory Affairs; 30+ years as a regulatory affairs expert; accomplished FDA and CE Mark regulatory compliance track record, leadership, experience with medical device companies including Medtronic and St. Jude Medical

Board of Directors

Yury Zhivilo - Chairman of the Board: 30 years experience international finance; co-inventor and patient recipient of HJL Heart Valve; HJL Investor

Steven Girgenti - Veteran healthcare executive, expertise in healthcare marketing strategies, financing and M&A; founded DermWorx Inc, and sold to European dermatology company in 2013; founder, former CEO and Worldwide Chairman of Healthworld, leading global healthcare marketing services network ; serves on numerous boards; Vice Chairman of the Board of Governors for the Mount Sinai Hospital Prostate Disease and Research Center

Robert Anderson - 40+ years of strategic planning with Parke-Davis, Key Pharmaceuticals and Centocor's global cardiovascular imaging business; VP of Marketing for Key Pharmaceuticals and VP of Marketing for Centocor; COO and Partner, Physicians World Communications Group

Robert Doyle - 35+ years of cardiovascular and strategic product launch experience; helped managed Parke-Davis advertising/promotion budget before and during Pfizer acquisition; Vice President Marketing Operations at Novartis

Robert Berman - CEO: 25+ years of multi-industry experience. Most recently CEO ITUS Corporation – Nasdaq listed liquid biopsy company. JD Northwestern Pritzker School of Law, B.S. Wharton School, University of Pennsylvania.

Medical Advisory Board

Steven Elias, M.D., FACS, FACPH - Director of Center for Vein Disease at Englewood Hospital and Medical Center; named 1 of 25 most influential professionals in vein care; internationally recognized, well-published in top peer review journals

Antonio Gasparis, M.D. - Expert on venous disease; Director of Center for Vein Care, Stony Brook University Medical Center; director of 2016 NY Venous Symposium

Wade Dimitri, M.D. - European cardiac surgeon. Pioneer of off-pump CABG; Royal Society of Medicine member, European Journal of Cardiovascular reviewer, member of major cardiovascular societies in U.S., U.K., Scotland, Egypt and India

Afksendiyos Kalangos, M.D., Ph.D. - Pediatric cardiac surgeon - 2015 President of the World Society of Cardiothoracic Surgeons, 300 articles in journals with editorial policy and 10 book chapters, 450 lectures as guest speaker, 700 abstracts in national and international congress.

Intellectual Property

- 2 issued U.S. patents
- 2 U.S. patents pending
- 2 U.S. registered trademarks

Future Milestones*

VenoValve

2018
- Final Preclinical Testing Initiated
- First in Human Study Site Announced
- Preclinical Testing Results
- First in Human Study Initiated

2019
- First in Human Initial Study Results
- File IDE with FDA for Pivotal Trial
- Pivotal Trial Sites Announced
- Begin Pivotal Trial

CoreoGraft

2018
- Preclinical Study
- Commence Preclinical Testing Results
- 30 Days Preclinical Testing Results
- 60 Days Preclinical Testing Results

2019
- 90 Days Preclinical Testing Results
- 120 Days Preclinical Testing Results
- File IDE with FDA for Pivotal Trial

Heart Valve

2018
- 5840 Compliance Assessment
- Heart Valve Market Assessment

2019
- Additional Preclinical Studies → FDA IDE Submission → Begin Pivotal Trial
- FDA IDE Submission → Begin Pivotal Trial

*All future milestones are based on management's current expectations and are subject to change.

HJLI: Offering Summary

Issuer	Hancock Jaffe Laboratories, Inc.
Ticker / Exchange	HJLI and HJLIW/ Nasdaq Capital Market
Offering Range	$6.00 - $8.00 per Unit
Offering Size	$8.0 million (at the midpoint of the offering range)
Shares Offered	1,142,857 by Issuer
Warrants	100% Warrant Coverage (Listed) – 120% IPO Price
Over-allotment Option	15% (100% Primary)
Use of Proceeds	• approximately $ 1.5 million to fund research and development activities; • approximately $ 4.25 million to fund the regulatory review process for all three product candidates; and • the remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company.

HANCOCK JAFFE LABORATORIES



Corporate Contact

Robert Berman
CEO
rob@hjlinc.com
(949) 395-0609

Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, CA 92618

Appendix: HJL Heart Valve Hemodynamics Flow Data



HJL 25mm Bioprosthesis shows only slight gradient elevation with increasing cardiac output
MEAN TRANSVALVE PRESSURE
CARDIAC OUTPUT L/min
VSI



Medtronic 25mm bioprosthesis shows a significant gradient elevation with increasing cardiac output.
MEAN TRANSVALVE PRESSURE
MOSAIC25
CARDIAC OUTPUT L/min
VSI

HJL's 25mm Bioprosthesis www.hancockjaffe.com/heart-valve/

- Under normal physiologic flow conditions the design breakthrough allows for the leaflets to fully open at even low or resting cardiac outputs
- Flat curve over the range of cardiac output means the valve adapts and leaflets open wide based on very little effort. Virtually no energy loss over the range of cardiac outputs means faster return of the cardiac muscle (hypertrophy) to normal size
- A Medtronic's valve even in small sizes means less Prosthesis-patient mismatch (PPM)